Exhibit 99.2

Hywin Holdings Ltd.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: HYW)

NOTICE OF ANNUAL GENERAL MEETING

To be Held on May 27, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Hywin Holdings Ltd. (the “Company”) will be held at 10:00 a.m. on May 27, 2022 (Beijing time) at F3, Hywin Financial Centre, 8 Yincheng Mid. Road, Pudong New District, Shanghai City, People’s Republic of China, 200120. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of records and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss the Company affairs with our management team.

The board of directors of the Company has fixed the close of business on May 9, 2022, New York City time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM.

The Company’s annual report for the fiscal year ended June 30, 2021 can be accessed on the Company’s investor relations website at https://ir.hywinwealth.com as well as the website of the U.S. Securities and Exchange Commission at www.sec.gov. The Company will provide a hard copy of its annual report for the year ended June 30, 2021 containing the audited consolidated financial statements, free of charge, to its shareholders and holders of ADSs upon request. Requests should be directed to the Company’s investor relations department at ir@hywinwealth.com.

By Order of the Board of Directors of Hywin Holdings Ltd.

/s/ Han Hongwei

Han Hongwei

Chairman of the Board of Directors

Shanghai, People’s Republic of China

May 9, 2022